

February 26, 2010

<u>Via U.S. Mail and Facsimile</u>

Paul F. Boling
Chief Financial Officer
Carrizo Oil & Gas, Inc.
1000 Louisiana Street
Suite 1500
Houston, TX 77002

   Re: Carrizo Oil & Gas Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed March 13, 2009
     File No. 0-29187-87

Dear Mr. Boling:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

         Sincerely,

         H. Roger Schwall
         Assistant Director